Exhibit 99.1

Press release
Release scheduled for September 16th @16:00 Israel time

MEDIA CONTACT: Gil Messing Check Point Software Technologies press@checkpoint.com	INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies ir@checkpoint.com

Check Point Acquires Lakera to Deliver End-to-End AI Security for Enterprises
Together, Check Point and Lakera deliver one of the most advanced AI-native security platforms, built to protect the full lifecycle of AI

Redwood City, CA — September 16, 2025 -- Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a pioneer and global leader of cyber security solutions, today announced it has entered into an agreement to acquire Lakera, one of the world’s leading AI-native security platforms for Agentic AI applications. With this acquisition, Check Point sets a new standard in cyber security, becoming able to deliver a full end-to-end AI security stack designed to protect enterprises as they accelerate their AI journey.

“AI is transforming every business process, but it also introduces new attack surfaces,” said Nadav Zafrir, CEO at Check Point Software Technologies. “We chose Lakera because it brings AI-native security, superior precision, and speed at scale. Together, we are setting the benchmark for how enterprises adopt and trust AI.”

Enterprises are rapidly embedding large language models, generative AI, and autonomous agents into core workflows. This accelerates innovation but also expands the attack surface, from data exposure and model manipulation to risks introduced by multi-agent collaboration and autonomous decision-making. As data becomes the new executable and the Internet of Agents takes shape, real-time AI-native security has become a business imperative.

Check Point already secures this transformation through GenAI Protect, SaaS and API security, advanced data loss prevention, and machine learning-powered defenses for applications, cloud, and endpoints. With Lakera, Check Point extends these capabilities to deliver one of the industry’s first end-to-end AI security stack. By combining Lakera’s runtime protection with the AI-powered Check Point Infinity architecture, enterprises can secure the full lifecycle of AI - models, agents and data - enabling them to innovate with confidence, at scale, and without compromise.

“Lakera was purpose-built for the AI era, with real-time runtime security and research at its core,” said David Haber, Co-Founder and CEO at Lakera. “Joining Check Point allows us to accelerate and scale our mission globally. Together we will protect LLMs, generative AI, and agents with the speed, accuracy, and guardrails enterprises need to embrace AI with confidence.”

© 2025 Check Point Software Technologies Ltd. All Rights Reserved	Page 1 of 3

Founded by AI experts from Google and Meta, Lakera was engineered specifically for AI-native environments. The company operates major AI R&D centers in Zurich and San Francisco. Its flagship solutions, Lakera Red and Lakera Guard, provide pre-deployment posture assessments and real-time runtime enforcement to protect LLMs, AI agents, and multimodal workflows. Lakera’s platform combines advanced runtime protection with continuous red teaming, reinforced by Gandalf, a worldwide leader of adversarial AI network. This unique approach ensures evolving defenses that stay ahead of emerging AI threats, giving enterprises confidence to deploy AI securely and at scale.  Lakera is trusted by Fortune 500 enterprises worldwide and powered by a team of 11 PhDs, ensuring both technical rigor and enterprise-grade resilience.

Key strengths of the Lakera platform:
•
AI-native protection: Built for AI from the start, Lakera secures LLMs, generative AI, and agents across prompts, RAG, and MCP, providing real-time defenses against prompt injection, data leakage, and model manipulation.

•
Proven performance at scale: Delivers detection rates above 98 percent with sub-50ms latency and false positives below 0.5 percent, ensuring enterprises can protect AI-driven workloads without impacting speed or accuracy.

•	Continuous intelligence: Powered by Gandalf’s 80 million-plus adversarial patterns and guided by a dedicated AI research team, Lakera’s platform adapts constantly to emerging AI threats.
•	Global coverage: Supports more than 100 languages, enabling protection for enterprises around the globe

Upon closing, Lakera will form the foundation of Check Point’s Global Center of Excellence for AI Security, accelerating AI security research, innovation, and integration across the Check Point Infinity Platform, establishing Check Point as a global leader in securing the AI-powered enterprise and shaping the future of AI security.

You can also watch a short overview video here: YouTube

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X: https://www.twitter.com/checkpointsw
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Blog: https://blog.checkpoint.com
YouTube: https://www.youtube.com/user/CPGlobal

© 2025 Check Point Software Technologies Ltd. All Rights Reserved	Page 2 of 3

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading protector of digital trust, utilizing AI-powered cyber security solutions to safeguard over 100,000 organizations globally. Through its Infinity Platform and an open garden ecosystem, Check Point’s prevention-first approach delivers industry-leading security efficacy while reducing risk. Employing a hybrid mesh network architecture with SASE at its core, the Infinity Platform unifies the management of on-premises, cloud, and workspace environments to offer flexibility, simplicity and scale for enterprises and service providers.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding  our products and solutions and Lakera’s products and solutions, our ability to leverage Lakera’s capabilities and integrate them into Check Point, our ability to deliver end-to-end AI security stack, our foundation of the new Check Point’s Global Center of Excellence for AI Security, and the consummation of the acquisition. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2025. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

About Lakera
 Lakera is a leading AI-native security platform for Agentic AI applications, protecting Fortune 500 enterprises and leading technology companies from the emerging AI cyber risks. Lakera’s defenses evolve in real-time to protect enterprises from emerging threats thanks to Gandalf, a world leading red teaming community, and their proprietary AI. Lakera was founded by David Haber, Dr Mateo Rojas-Carulla and Dr Matthias Kraft in 2021, and is dual-headquartered in Zurich and San Francisco. To learn more, visit Lakera.ai, play Gandalf, and Gandalf:Agent Breaker, and visit us on LinkedIn.

© 2025 Check Point Software Technologies Ltd. All Rights Reserved	Page 3 of 3